Exhibit 11

CORTLAND BANCORP AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Years ended December 31,
	2003	2002	2001
Weighted Average common shares outstanding	4,089,237	4,147,036	4,167,318
Net Income ($000 Omitted)	$5,484	$5,742	$5,546
Basic Earnings per share	$1.34	$1.38	$1.33
Diluted Earnings per share	$1.34	$1.38	$1.33

     Average shares outstanding and earnings per share have been restated to give retroactive effect to the 3% stock dividends paid as of January 1, 2004, 2003 and 2002.

     More information regarding earnings per share is set forth in the Corporation’s 2003 Annual Report to Shareholders, Page 12, Per Share Amounts, and is incorporated herein by reference.